Exhibit 99.2

WIPRO Applying Thought May 5, 2017 The Manager—Listing BSE Limited (BSE: 507685) 022 22723121
The Manager-Listing National Stock Exchange of India Limited. (NSE: WIPRO) 022 26598237
The Market Operations, NYSE, New York (NYSE: WIT) 0012126565780
Dear Sirs, Subject: Newspaper Advertisement for Despatch of Postal Ballot Notice and Form In continuation to our letter dated May 4, 2017, please find enclosed copy of the advertisement published in today’s English and regional newspapers (Business Standard and Kannada Prabha) regarding despatch of Postal Ballot Notice and Form, for your reference. The same will be made available on the Company’s website at the following link- [GRAPHIC APPEARS HERE] http://www.wipro.com/investors/news-events/bonus/ For Wipro Limited G Kothandaraman Head- Secretarial and Compliance Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore—560035, India. Tel: +91-80-2844 00 I , Fax: +91-80-2844 0054. Website www.wipro.com. Ernail: info@wipro.com. CIN No. L321 02K,.;1945PLC020800

BENGALURU | FRIDAY, 5 MAY 2017 Business Standard

necessitate increase in product prices and such increase should be allowed immediately. In case of drugs under price control the government should notify revised prices as per GST rate or atleast notify a formula for calculating the price revision immediately," said Indian Drug Manufacturers Association president D R Chowdhury.

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there is an overlap and we will reopen them where our presence is thin."

The company took on 70,000 staff through that merger, and expects 17,000-17,500 of those to retire this year, she said, adding that "we are rationalising manpower, we are expanding our reach with the same resources and we are digitising very rapidly."

BLOOMBERG

wipro

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bangalore 560 035.
Tel: +91-80-2844 0011; Fax : +91 80 - 2844 0054; CIN L32102KA1945PLC020800
Website: www.wipro.com Email: corp-secretarial@wipro.com

NOTICE

Notice is hereby given that pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014, (including any statutary modifications(s) or re-enactment(s) thereof for the time being in force), SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other applicable laws and regulations, the approval of Members of Wipro Limited (the "Company") is being sought for the following Ordinary Resolutions by way of Postal Ballot including e-voting:

Sl. No.	Description of Ordinary Resolutions
1	Increase in Authorized Share Capital and consequent amendment to Memorandum of Association of the Company
2	Issue of Bonus Shares

The Company has completed the dispatch of Postal Ballot Notice along with Explanatory Statement and Postal Ballot Form on May 4, 2017 to all Members of the Company, whose names appear on the Register of Members as maintained by the Registrar and Share Transfer Agent and list of Beneficial Owners, as received from the Depositories on April 28, 2017 i.e. the cut-off date (a) through electronic mail to the Members whose email IDs are registered with the Depository Participants/the Registrar and Share Transfer Agent and (b) through physical mode, along with a self-addressed pre-paid Business Reply Envelope to the Members whose email IDs are not registered. A person who is not a Member on the cut-off date shall treat this notice for information purposes only.

The Company has engaged the services of Karvy Computershare Private Limited for providing e-voting facility to all its Members. Members are requested to note that the voting; both through Postal Ballot and e-voting will commence at 9.00 a.m. (IST) on Friday, May 5, 2017 and will end at 5 p.m. on Saturday, June 3, 2017. The Members can opt for only one mode of voting i.e. physical or e-voting. The detailed procedure for voting has been mentioned in the Postal Ballot Notice and Postal Ballot Form.

The Board of Directors of the Company has appointed Mr. V Sreedharan, Practicing Company Secretary and Partner of V Sreedharan & Associates (Membership No. F2347), as the Scrutinizer to conduct the Postal Ballot / e-voting process in a fair and transparent manner. Members are requested to note that duly completed and signed postal ballot forms should reach the Scrutinizer on or before 5 p.m. on Saturday, June 3, 2017. Postal ballots received from Members after 5 p.m. IST on Saturday, June 3, 2017 will not be considered as valid.

Any Member who does not receive the postal ballot form may either send an e-mail to corp-secretarial@wipro.com or may apply to the Registrar and Share Transfer Agent of the Company and obtain a Duplicate Postal Ballot Form. The Postal Ballot Notice and Postal Ballot Form can also be downloaded from the Company's website on the links (http://www.wipro.com/documents/investors/pdf-files/Wipro-Limited-Bonus-Postal-Ballot-Notice-and-instructions.pdf) & (http://www.wipro.com/documents/investors/pdf-files/Wipro-Limited-Bonus-Postal-Ballot-Form.pdf), respectively.

The results of the voting by Postal Ballot (with the Scrutinizer's report) will be announced by the Chairman of the Company on or before Monday, June 5, 2017, at the Registered Office of the Company and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

In case of any queries or grievances with regard to voting by Postal Ballot or e-voting, Members can contact Mr. B. Srinivas, Deputy Manager, Karvy Computershare Private Limited at No. : 040-67162222, email id: einward.ris@karvy.com

For **WIPRO LIMITED**
M. Sanaulla Khan
Company Secretary

Place: Bangalore
Date: May 4, 2017

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